FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Changes in Sustainability and Quality Committee	2

TELEFÓNICA, S.A. ("Telefónica"), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, S.A., at a meeting held today, has unanimously agreed to appoint the Independent Director Mr. Juan Ignacio Cirac Sasturain, as Member of the Sustainability and Quality Committee.

Consequently, the composition of the Sustainability and Quality Committee is made up as follows:

- Mr. Francisco Javier de Paz Mancho (Other External Chairman).
- Mr. Juan Ignacio Cirac Sasturain (Independent Director).
- Ms. Carmen García de Andrés (Independent Director).
- Mr. Ignacio Moreno Martínez (Proprietary Director).
- Ms. Claudia Sender Ramírez (Independent Director).

Madrid, November 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 25, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors